FILED UNDER RULE 433 FILE NO. 333-161712

News Release

Contact:	Media Mike McCoy (404) 588-7230	Investors Jennifer Sekel-Church (404) 230-5392

For Immediate Release

March 18, 2011

SunTrust Announces Completion of its

Comprehensive Capital Analysis and Review

Commences $1 Billion Common Stock Offering and Plans to Repurchase TARP Preferred Stock

ATLANTA – SunTrust Banks, Inc. (NYSE: STI) announced that the Federal Reserve has completed its review and has not objected to SunTrust’s capital plan submitted in connection with the Comprehensive Capital Analysis and Review (CCAR). The Company also said it has commenced an approximate $1 billion common stock offering today, a key step in the Company’s planned repurchase of its preferred stock issued to the U.S. Treasury under the Troubled Asset Relief Program’s (TARP) Capital Purchase Program.

Subject to approval by the U.S. Treasury, SunTrust intends to use the net proceeds of this offering, together with those of a planned $1 billion senior debt offering and other available funds, to repurchase its $3.50 billion of Fixed Rate Cumulative Preferred Stock, Series C and $1.35 billion of Fixed Rate Cumulative Preferred Stock, Series D issued under TARP.

Goldman, Sachs & Co., Morgan Stanley and SunTrust Robinson Humphrey are acting as joint book-running managers of the common stock offering. SunTrust Robinson Humphrey is acting as sole transaction coordinator between the equity and debt offerings.

“We are pleased to have the process behind us, and believe the outcome of the review strongly validates our deliberate approach to TARP repayment,” said James M. Wells III, chairman and chief executive officer of SunTrust Banks, Inc. “Our strong capital base exceeds both current and proposed capital standards, and when combined with our excellent liquidity position, large and diversified banking franchise and attractive footprint, SunTrust is well positioned to capitalize on the growth opportunities in its markets.” Mr. Wells also noted that, “SunTrust also looks forward to returning capital to its shareholders at the appropriate time.”

SunTrust reported Tier 1 and Tier 1 common capital ratios of 13.67 percent and 8.08 percent, respectively, as of December 31, 2010. After the completion of this common stock offering, the planned senior debt offering and repurchase of the Series C and Series D Preferred Stock, SunTrust expects its pro-forma December 31, 2010 Tier 1 and Tier 1 common capital ratios will be 10.8 percent and 8.8 percent, respectively.

The U.S. Treasury will continue to hold warrants to purchase 11,891,280 shares of SunTrust common stock at an initial exercise price of $44.15 per share and 6,008,902 shares of SunTrust common stock at an initial exercise price of $33.70 per share. At a future date, SunTrust may seek to repurchase these common stock warrants.

SunTrust has filed with the Securities Exchange Commission (“SEC”) a registration statement (No. 333-161712), including a prospectus for the common stock offering, and will file a prospectus supplement for the common stock offering. Investors should read the prospectus in the registration statement and other documents SunTrust has filed with the SEC for more complete information about the Company and this offering prior to investing. Documents may be obtained free of charge by visiting EDGAR on the SEC web site at www.sec.gov. A copy of the prospectus and the prospectus supplement, when available, may be obtained from Goldman, Sachs & Co., Morgan Stanley or SunTrust Robinson Humphrey, by contacting:

•	Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282; by telephone at 1-866-471-2526; or by email at prospectus-ny@ny.email.gs.com;

•	Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; by telephone at (866) 718-1649; or by email at prospectus@morganstanley.com; or

•	SunTrust Robinson Humphrey, 3333 Peachtree Road NE, Atlanta, GA 30326, Attention: Prospectus Department; by telephone at (404) 926-5744; or by e-mail at prospectus@rhco.com

Alternatively, copies of the prospectus and the prospectus supplement, when available, may be obtained by writing or calling the Company at the following address and telephone number:

SunTrust Banks, Inc.

303 Peachtree Street, NE

Atlanta, Georgia 30308

Attn: Corporate Secretary

Telephone: 404-588-7711

This press release does not constitute an offer to sell or the solicitation of any offer to buy these securities. There will be no offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The offering will be made only by means of a prospectus and related prospectus supplement.

SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation’s largest banking organizations, serving a broad range of consumer, commercial, corporate and institutional clients. As of December 31, 2010, SunTrust had total assets of $172.9 billion and total deposits of $123.0 billion. The Company operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states and a full array of technology-based, 24-hour delivery channels. The Company also serves clients in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the Company provides mortgage banking, insurance, brokerage, investment management, equipment leasing and investment banking services. SunTrust’s Internet address is suntrust.com.

Important Cautionary Statement About Forward-Looking Statements

This presentation contains forward-looking statements. Forward-looking statements in this news release include those regarding the planned common stock and senior debt offerings and the application of the net proceeds from those planned offerings, together with other available funds, to repurchase the Series C and Series D Preferred Stock issued to the U.S. Treasury under TARP. The precise timing of the planned offerings and the timing of the repurchase of the Series C and Series D Preferred Stock are dependent on market conditions and the risks and uncertainties highlighted in the paragraph below. Also, any statement that does not describe historical or current facts, is a forward-looking statement. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “goals,” “targets,” “initiatives,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based upon the current beliefs and expectations of management and on information currently available to management. Our statements speak as of the date hereof, and we do not assume any obligation to update these statements or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Item 1A of Part I of our 10-K and in other periodic reports that we file with the SEC. Those factors include: difficult market conditions have adversely affected our industry; concerns over market volatility continue; recently enacted legislation, legislation enacted in the future, and certain proposed federal programs subject us to increased regulation and may adversely affect us; we have not yet received permission to repay TARP funds; the Dodd-Frank Act makes fundamental changes to the regulation of the financial services industry, some of which may adversely affect our business; SunTrust Bank may be subject to higher deposit insurance assessments; we are subject to capital adequacy and liquidity guidelines and, if we fail to meet these guidelines, our financial condition would be adversely affected; emergency measures designed to stabilize the U.S. banking system are beginning to wind down; we are subject to credit risk; our ALLL may not be adequate to cover our eventual losses; we will realize future losses if the proceeds we receive upon liquidation of nonperforming assets are less than the carrying value of such assets; weakness in the economy and in the real estate market, including specific weakness within our geographic footprint, has adversely affected us and may continue to adversely affect us; weakness in the real estate market, including the secondary residential mortgage loan markets, has adversely affected us and may continue to adversely affect us; we are subject to certain risks from originating, selling, and holding mortgages, including the risk that we may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could harm our liquidity, results of operations, and financial condition; we are subject to risks related to delays in the foreclosure process; we may continue to suffer increased losses in our loan portfolio despite enhancement of our underwriting policies; as a financial services company, adverse changes in general business or economic conditions could have a material adverse effect on our financial condition and results of operations; changes in market interest rates or capital markets could adversely affect our revenue and expense, the value of assets and obligations, and the availability and cost of capital or liquidity; the fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on our earnings; depressed market values for our stock may require us to write down goodwill; clients could pursue alternatives to bank deposits, causing us to lose a relatively inexpensive source of funding; consumers may decide not to use banks to complete their financial transactions, which could affect net income; we have businesses other than banking which subject us to a variety of risks; hurricanes and other natural or man-made disasters may adversely affect loan portfolios and operations and increase the cost of doing business; negative public opinion could damage our reputation and adversely impact business and revenues; the soundness of other financial institutions could adversely affect us; we rely on other companies to provide key components of our business infrastructure; we rely on our systems, employees, and certain counterparties, and certain failures could materially adversely affect our operations; we depend on the accuracy and completeness of information about clients and counterparties; regulation by federal and state agencies could adversely affect the business, revenue, and profit margins; competition in the financial services industry is intense and could result in losing business or margin declines; maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services; we may not pay dividends on your common stock; our ability to receive dividends from our subsidiaries could affect our liquidity and ability to pay dividends; disruptions in our ability to access global capital markets may negatively affect our capital resources and liquidity; any reduction in our credit rating could increase the cost of our funding from the capital markets; we have in the past and may in the future pursue acquisitions, which could affect costs and from which we may not be able to realize anticipated benefits; we are subject to certain litigation, and our expenses related to this litigation may adversely affect our results; we depend on the expertise of key personnel, and if these individuals leave or change their roles without effective replacements, operations may suffer; we may not be able to hire or retain additional qualified personnel and recruiting and compensation costs may increase as a result of turnover, both of which may increase costs and reduce profitability and may adversely impact our ability to implement our business strategy; our accounting policies and processes are critical to how we report our financial condition and results of operations, and require management to make estimates about matters that are uncertain; changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition; our stock price can be volatile; our disclosure controls and procedures may not prevent or detect all errors or acts of fraud; our financial instruments carried at fair value expose us to certain market risks; our revenues derived from our investment securities may be volatile and subject to a variety of risks; and we may enter into transactions with off-balance sheet affiliates or our subsidiaries.